

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 21, 2009

Mr. Timothy D. Payne
President and Chief Executive Officer
MPS Group, Inc.
1 Independent Drive
Jacksonville, FL 32202

      Re: **MPS Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 0-24484

Dear Mr. Payne:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director